Colt Defense LLC
547 New Park Avenue
West Hartford, Connecticut 06110
April 8, 2011
Jay Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
VIA EDGAR

Re:	Colt Defense LLC and Colt Finance Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed March 21, 2011 File No. 333-171547
Dear Mr. Ingram:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Colt Defense LLC and Colt Finance Corp. (together, the “Company”) hereby request that the effective date of the above-referenced Registration Statement filed by the Company with the Securities and Exchange Commission (the “Commission”) be accelerated to, and that such Registration Statement be declared effective on, Friday, April 8, 2011, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company respectfully requests confirmation of effectiveness and requests that the same be communicated to our legal counsel, Cahill Gordon & Reindel LLP, attention: William J. Miller, via telephone (212-701-3836) or fax (212-269-5420). Your consideration in this matter is greatly appreciated.

Sincerely,
/s/ Gerald R. Dinkel

Gerald R. Dinkel
Chief Executive Officer and Manager

cc:	Jeffrey Grody Cynthia McNickle William J. Miller Josiah M. Slotnick Mary Holst Ross Sturman